Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F/A (Amendment No.1) for the year ended June 30, 2023, of Sangoma Technologies Corporation, of our report dated September 26, 2022, relating to the consolidated financial statements of Sangoma Technologies Corporation as at June 30, 2022, June 30, 2021 and July 1, 2020 and for the years ended June 30, 2022 and June 30, 2021, as filed with the United States Securities Exchange Commission (“SEC”).

We also hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-261071) and Form F-3 (No. 333-270918) of Sangoma Technologies Corporation, of our report dated September 26, 2022, relating to the consolidated financial statements of Sangoma Technologies Corporation, as at June 30, 2022, June 30, 2021 and July 1, 2020 and for the years ended June 30, 2022 and June 30, 2021, as filed with the SEC.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

September 28, 2023

Toronto, Canada